VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

August 2, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
August 2, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Company News Release – dated July 6, 2007
2. Company News Release – dated July 11, 2007

VALGOLD RESOURCES LTD.

1400 - 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 6, 2007

Ticker Symbol: **VAL-TSX Venture**
SEC 12g3-2(b) exemption 82-3339

VALGOLD RETAINS EUROPEAN INVESTOR RELATIONS SERVICE

ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce that it has retained Kodiak International Inc. ("Kodiak") to provide investor relations services throughout Europe on a non-exclusive basis for an initial term of twelve months.

Kodiak will represent ValGold in Germany and other European countries, disseminating investor relations' information and creating awareness of the Company. This service package includes listing in Germany on the Frankfurt, Stuttgart, Berlin and Munich Stock Exchanges, road shows and meetings in Europe, establishing and maintaining a German language website, and the translation into German of the Company's news releases. Kodiak will be paid compensation totaling C$225,000, with C$130,000 to be paid immediately upon acceptance of the contract and an additional C$95,000 to be paid six months from the commencement of services.

Kodiak is a privately owned investor relations firm based in Toronto, Canada. It specializes in representing resource sector companies that wish to obtain investor exposure and develop a shareholder following in the European financial markets with a special focus on the German, Austrian and Swiss financial communities.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

1400 - 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 11, 2007

Ticker Symbol: **VAL-TSX Venture**
SEC 12g3-2(b) exemption 82-3339

VALGOLD'S LOS PATOS GOLD DISCOVERY GETS DEEPER AND STRONGER

Vancouver, British Columbia - July 10, 2007 - ValGold Resources Ltd. ("ValGold") announces that it has to date completed a total of 29 drill holes on its recently discovered Los Patos gold zones located within the Increible No. 3 concession in the El Callao Mining District, Bolivar State, Venezuela. Since our last update on June 13th 2007, ValGold has received assay results for drill holes LI307-16 to LI307-24.

Most of ValGold's drill holes for this current round have targeted deeper extensions of the main Los Patos gold zone while three holes tested the Los Patos Central gold anomaly. Interestingly, the Los Patos main gold zones seem to be continuing on its east side with intersections of wide intervals of strong mineralization, such as in hole LI307-20 where the main zone averaged **2.75 grams per tonne ("g/tonne") gold over 34.0 meters** ("m") (0.08 ounces per ton ("oz/t") gold over 111.55 ft) that **included a one meter interval grading 53.97 g/tonne** (3.28 ft grading 1.57 oz/t) gold. In comparison, the westernmost intersection of the Los Patos main zones as found in hole LI307-24 shows a bonanza grade interval of **29.65 g/tonne (0.87 oz/t) gold over a width of 3.0m (9.84 ft).** In addition, the Los Patos main zone remains open both to the east and west, and to depth.

Highlights from the drilling results of the Los Patos main occurrence include:

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/tonne)	Gold (oz/t)
LI307-20	Los Patos	111.00	145.00	34.00	111.55	2.75	0.08
	including	111.00	119.00	8.00	26.25	9.39	0.27
	and	111.00	112.00	1.00	3.28	53.97(1)	1.57(1)
LI307-22	Los Patos	234.00	238.00	4.00	13.12	14.66	0.43
		263.00	264.00	1.00	3.28	11.56	0.34
LI307-23	Los Patos	240.00	256.00	16.00	52.49	2.30	0.07
	including	240.00	242.00	2.00	6.56	7.90	0.23
	and	255.00	256.00	1.00	3.28	12.03	0.35
LI307-24	Los Patos	193.00	196.00	3.00	9.84	29.65	0.87
	including	193.00	194.00	1.00	3.28	80.97	2.36

Note (1) -The high-grade interval in drill hole LI307-20 contains abundant visible grains of gold. The reported assay is the result of averaging fire assays and metallics assays.

A total of three core holes were completed on the Patos Central satellite zone. Highlights from these three holes include:

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/tonne)	Gold (oz/t)
LI307-17	Patos Central	95.00	108.00	13.00	42.65	1.59	0.05
LI307-19	Patos Central	112.00	119.00	7.00	22.97	1.01	0.03
	including	118.00	119.00	1.00	3.28	3.20	0.09
		162.00	163.00	1.00	3.28	1.16	0.03

The long section attached below shows the locations of the drill hole intersections along the strike of the Los Patos main gold zone. The drill holes by ValGold together with the drill holes completed by Gold Fields Limited are shown with the pierce points representing the estimated middle of the intersections. To date, ValGold has completed drill holes LI307-01 to 29 and is progressing well on LI307-30. With the continued success of the exploration of the Los Patos discovery, ValGold has elected to further increase the drill program and to have up to 10,000m of core from 35 drill holes completed for this first stage of drilling in Increible 3. Upon completion of this expanded program, the Company is further planning to initiate a NI 43-101 compliant resource calculation on the Los Patos gold zones and to develop the next stage of exploration work that should expand the program over the remaining gold occurrences along the 6.5 km long Los Chivos Shear Zone.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com


W
E
5340 E
5420 E
5500 E
5580 E
5660 E
4.14g/t / 6.0m
NSV
1.80g/t / 52.0m
1.23g/t / 28.0m
1.43g/t / 8.0m
NSV
Elevation A.S.L.
0.82g/t / 24.24m
150m
0.44g/t / 19.05m
1.59g/t / 23.38m
1.14g/t / 17.32m
0.42g/t / 17.32m
1.89g/t / 27.71m
LI307-01
LI307-04
LI307-07
LI307-08
1.14g/t / 26.0m
1.27g/t / 58.0m
4.75g/t / 17.0m
2.99g/t / 1.0m
100m
LI307-02
LI307-05
LI307-20
0.83g/t / 37.0m
1.02g/t / 44.0m
2.75g/t / 34.0m
1.24g/t / 31.17m
LI307-03
LI307-06
LI307-21
26.95g/t / 3.0m
1.34g/t / 57.0m
1.91g/t / 51.5m
3.00g/t / 10.0m
50m
LI307-25
LI307-24
LI307-10
LI307-09
LI307-11
LI307-26
LI307-27
1.95g/t / 50.0m
7.25g/t / 20.0m
3.98g/t / 36.0m
1.65g/t / 7.79m
LI307-22
LI307-12
LI307-23
LI307-28
14.66g/t / 4.0m
1.48g/t / 40.0m
2.30g/t / 16.0m
0m
LI307-32
LI307-31
LI307-30
LI307-29
0
50 m
Scale
LEGEND
Gold Fields Limited drill hole
Valgold drill hole
Trench
1.65g/t / 7.79m g/t Au / sample length in metres
>100 g/t Au in soils
50-100 g/t Au in soils
LI307-33
LI307-34
LI307-35
-50m
VALGOLD RESOURCES LTD.
LOS PATOS MAIN ZONE
Longitudinal Section
(along L N3315)
July 2007

The following table reports assay sample intervals averaging 1.0 g/tonne Au or greater for drill holes recently completed in the Los Patos gold occurrences, Increible 3, Venezuela. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release averaging greater than 1.0 g/tonne Au for the announced holes and the locations of the collar sites together with drill sections, geology and location maps will be made available soon within the Venezuela section of ValGold's website. 1.0 oz/t equals 34.286 g/tonne.

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/tonne)	Gold (oz/t)
LI307-17	**Patos Central**	**95.00**	**108.00**	**13.00**	**42.65**	**1.59**	**0.05**
		116.00	118.00	2.00	6.56	1.09	0.03
		123.00	130.00	7.00	22.97	1.03	0.03
LI307-18	**Patos Central**	106.00	108.00	2.00	6.56	1.30	0.04
LI307-19	**Patos Central**	**112.00**	**119.00**	**7.00**	**22.97**	**1.01**	**0.03**
	including	**118.00**	**119.00**	**1.00**	**3.28**	**3.20**	**0.09**
		162.00	163.00	1.00	3.28	1.16	0.03
LI307-20		99.00	100.00	1.00	3.28	1.08	0.03
	Los Patos	**111.00**	**145.00**	**34.00**	**111.55**	**2.75**	**0.08**
	including	**111.00**	**119.00**	**8.00**	**26.25**	**9.39**	**0.27**
	and	**111.00**	**112.00**	**1.00**	**3.28**	**53.97**	**1.57**
		156.00	158.00	2.00	6.56	1.92	0.06

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/tonne)	Gold (oz/t)
		169.00	172.00	3.00	9.84	2.95	0.09
		190.00	194.00	4.00	13.12	1.39	0.04
LI307-21		132.00	133.00	1.00	3.28	1.29	0.04
	Los Patos	**152.00**	**162.00**	**10.00**	**32.81**	**3.00**	**0.09**
		169.00	170.00	1.00	3.28	1.14	0.03
		198.00	206.00	8.00	26.25	1.10	0.03
		217.00	218.00	1.00	3.28	3.25	0.10
		234.00	**238.00**	**4.00**	**13.12**	**10.46**	**0.31**
		240.00	241.00	1.00	3.28	1.07	0.03
LI307-22		**197.00**	**198.00**	**1.00**	**3.28**	**7.19**	**0.21**
		210.00	211.00	1.00	3.28	1.87	0.05
	Los Patos	**234.00**	**238.00**	**4.00**	**13.12**	**14.66**	**0.43**
		253.00	254.00	1.00	3.28	1.32	0.04
		263.00	**264.00**	**1.00**	**3.28**	**11.56**	**0.34**
		282.00	284.00	2.00	6.56	4.63	0.13
		296.00	297.00	1.00	3.28	1.06	0.03
LI307-23		201.00	202.00	1.00	3.28	1.29	0.04
		213.00	**215.00**	**2.00**	**6.56**	**7.73**	**0.23**
		224.00	225.00	1.00	3.28	1.38	0.04
		229.00	230.00	1.00	3.28	1.07	0.03
	Los Patos	**240.00**	**256.00**	**16.00**	**52.49**	**2.30**	**0.07**
	including	**240.00**	**242.00**	**2.00**	**6.56**	**7.90**	**0.23**
	and	**255.00**	**256.00**	**1.00**	**3.28**	**12.03**	**0.35**
		267.00	268.00	1.00	3.28	1.06	0.03
		271.00	272.00	1.00	3.28	2.82	0.08
LI307-24		137.00	138.00	1.00	3.28	3.04	0.09
		160.00	161.00	1.00	3.28	2.94	0.09
		167.00	**171.00**	**4.00**	**13.12**	**4.69**	**0.14**
		176.00	177.00	1.00	3.28	1.01	0.03
	Los Patos	**193.00**	**196.00**	**3.00**	**9.84**	**29.65**	**0.87**
	including	**193.00**	**194.00**	**1.00**	**3.28**	**80.97**	**2.36**
		199.00	200.00	1.00	3.28	1.09	0.03
		241.00	242.00	1.00	3.28	1.46	0.04

END